UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-39461

NANO-X IMAGING LTD

Ofer Tech Park

94 Shlomo Shmeltzer Road

Petach Tikva

Israel 4970602

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On April 1, 2024, NANO-X IMAGING LTD (the “Company”) issued a press release, a copy of which is attached hereto as Exhibit 99.1, and incorporated herein by reference.

In the press release the Company uses certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The non-GAAP financial measures that appear in the press release exclude among other things legal and other related expenses in relation to the following legal matters.

For information on other components that were excluded in preparation of the non-GAAP financial measures, please refer to the press release.

Legal Proceedings

In September 2020, two securities class action complaints were filed in the United States District Court for the Eastern District of New York against the Company and certain then-current officers and a director, which were subsequently consolidated and captioned as White v. Nano-X Imaging Ltd. et al., Case No. 1:20-cv-04355 (the “White Action”), alleging violations of securities laws on behalf of all persons and entities that purchased or otherwise acquired the Company’s publicly traded securities between August 21, 2020 and September 15, 2020, and seeking unspecified damages. In addition, on October 5, 2021, a class action complaint was filed in the United States District Court for the Eastern District of New York against the Company and certain of its officers, captioned McLaughlin v. Nano-X Imaging Ltd. et al., Case No. 1:21-cv-05517 (the “McLaughlin Action”). The amended complaint in that action, filed on April 12, 2022, alleges that defendants violated the federal securities laws in connection with certain disclosures concerning the cost of the Nanox.ARC system as well as the comparison of the Nanox.ARC to CT scanners, among other allegations. The Lead Plaintiff in the McLaughlin Action seeks to represent a class of investors who purchased the Company’s publicly-traded securities between August 21, 2020 and November 17, 2021. The Company entered into a term sheet on April 28, 2023, to settle all shareholder class action litigation related to the McLaughlin Action and the consolidated White Action. On June 2, 2023, the Company entered into a formal settlement agreement to settle the McLaughlin Action and the consolidated White Action for $8 million. On October 31, 2023, Magistrate Judge Kuo preliminarily approved the settlement and on February 15, 2024, held a final approval hearing, during which she requested that the parties submit updated settlement claims information by letter on or before February 29, 2024 for incorporation into a final report and recommendation. The parties submitted the letter on February 29, 2024. The settlement remains subject to court approval among other conditions. Due to the settlement agreement, during December ,2023 the Company deposited $5 million and D&O insurance carrier deposited $3 million in a trust account in connection with the settlement agreement. Therefore, as of December 31, 2023, the Company had no accrual in connection with the settlement agreement.

The Division of Enforcement of the U.S. Securities & Exchange Commission (the “SEC” or the “Commission”) conducted an investigation to determine whether there had been any violations of the federal securities laws, relating to the development cost of the Company’s Nanox.ARC prototypes, as well as the Company’s estimate for the cost of assembling the final Nanox.ARC product at scale, among other things. The Company and the late Mr. Ran Poliakine, former Chairman of the Board of Directors of the Company, have reached final agreements with the SEC staff to settle this matter, which agreements were approved by the United States District Court for the Southern District of New York in October 2023. The Company paid a civil penalty in the amount of $650,000 and was permanently enjoined from violating Section 17(a)(2) of the Securities Act of 1933 (the “Securities Act”) and Section 13(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rules 12b-20 and 13a-1 thereunder. Mr. Poliakine paid disgorgement of $240,000, together with prejudgment interest of $26,836.39, paid a civil penalty of $150,000, and was permanently enjoined from violating Section 17(a)(2) of the Securities Act and aiding and abetting any violation of Section 13(a) of the Exchange Act and Rules 12b-20 and 13a-1 thereunder.

On May 1, 2023, the Company received a notice alleging several causes of action, including breach of a consulting agreement between the claimant and Nanox Imaging PLC (the “Gibraltar Entity”) that was entered into in 2015. The claimant’s demand from the Company is for the payment of approximately $1.26 million for unpaid consulting fees from the Gibraltar Entity and approximately $25 million connection with his claimed entitlement to securities in the Gibraltar Entity. On or about December 21, 2023, a claim was filed in Israel against the Company, the Gibraltar Entity and the late Mr. Ran Poliakine, based on allegations previously dismissed by a U.S. court In the State of California. The Company reiterates its strong denial of the plaintiff’s baseless claims and emphasizes that the Company was never a party to the consulting agreement with the plaintiff. In addition, the Company is not responsible for any potential liabilities of the Gibraltar Entity, which is a separate legal entity. The Company is currently reviewing and analyzing the claim filed in Israel and will take all necessary steps to vigorously defend itself against these unfounded allegations. The Company remains confident in its legal position and is committed to protecting its shareholders and stakeholders.

The GAAP financial statements tables contained in the press release attached to this Report on Form 6-K are incorporated by reference the Company’s Registration Statements on Form F-3, File No. 333-271688, and Form S-8, File No. 333-248322.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press release, dated April 1, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

By:	/s/ Ran Daniel
Name:	Ran Daniel
Title:	Chief Financial Officer

Date: April 1, 2024

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